UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM U-57

                             AMENDED AND RESTATED
                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under Section 33(a) of the
            Public Utility Holding Company Act of 1935, as amended

                                      by

                              ECOELECTRICA, L.P.
                      (Name of foreign utility company)

                    EcoElectrica, L.P. hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that EcoElectrica, L.P. is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act, and hereby claims status as a FUCO under the Act.

                    This notification amends and restates, in its entirety, an earlier notification filed with the Commission on March 6, 1996 by EcoElectrica, L.P.

          ITEM 1

                    NAME. The name of the entity claiming foreign utility company status is EcoElectrica, L.P., a Bermuda limited partnership authorized to do business in Puerto
          Rico ("EcoElectrica").

                    BUSINESS ADDRESS. EcoElectrica's business address is Plaza Scotiabank, Suite 902, Avenida Ponce de Leon 273, Hato Rey, Puerto Rico 00917.

                    DESCRIPTION OF FACILITIES. EcoElectrica has been formed to develop, construct, own and operate a liquefied natural gas ("LNG") marine unloading facility, two 1,000,000-barrel LNG storage tanks, LNG vaporization equipment, an approximately 461 MW cogeneration power plant facility with two natural gas turbines and one steam turbine, and a desalination plant, to be located in Penuelas, Puerto Rico. EcoElectrica will also develop, construct, own and operate a 2.3-mile-long, 230-kiloVolt transmission line connecting EcoElectrica's power plant substation to an existing Puerto Rico Electric Power Authority ("PREPA") substation, a 1.2-mile-long, 24-inch-diameter natural gas accumulator pipeline, and a 3.5-mile-long, 10-inch-diameter pipeline to supply liquified petroleum gas ("LPG") to the facility. A 1.1-mile-long 6- to 8-inch-diameter pipeline will be constructed to connect the natural gas accumulator to PREPA's Costa Sur Power Plant.

                    OWNERSHIP. EcoElectrica, Ltd., a Cayman Islands company limited by shares, will own a 1% general partnership interest in EcoElectrica. EcoElectrica Holdings, Ltd., a Cayman Islands company limited by shares, will own a 99% limited partnership interest in EcoElectrica. EcoElectrica Holdings, Ltd., owns 100% of the shares in EcoElectrica, Ltd. Each of Buenergia Gas & Power, Ltd., a Cayman Islands nonresident company limited by shares, and KES Puerto Rico, L.P., a Bermuda exempted limited partnership, owns 50% of the shares of EcoElectrica Holdings, Ltd. Buenergia Gas & Power, Ltd. is an indirect wholly-owned subsidiary of Enron Corp., an Oregon corporation ("Enron"). KES Puerto Rico, L.P. is an indirect wholly-owned subsidiary of KENETECH Corporation, a Delaware corporation.

          ITEM 2

                    DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANIES.
          Portland General Electric Company ("PGE") is a domestic associate public utility company and is a direct wholly-owned subsidiary of Enron. PGE has not made an investment in and does not have any contractual relationship with EcoElectrica, nor is any such investment or contractual relationship contemplated.

                    STATE COMMISSION CERTIFICATION.  The
          certification of the Oregon Public Utility Commission, as required under Section 33(a)(2) of the Act and attached hereto as Exhibit A, was also filed by Enron with the Commission on July 18, 1997, as an attachment to a Form U-57 on behalf of Companhia Estadual de Gas do Rio de Janeiro and Riogas S.A.

                    The Commission is requested to mail copies of all correspondence relating to this Notification to:

               William C. Horwitz
               Principal
               Enron International
               333 Clay Street
               Suite 1800
               Houston, TX  77002

               Glenn J. Berger
               Skadden, Arps, Slate, Meagher & Flom LLP
               1440 New York Ave. NW
               Washington, D.C. 20005

                    The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   ECOELECTRICA, L.P.

                                   By:  EcoElectrica, Ltd.,
                                        its general partner


                                   By:  /s/ Richard A. Lammers
                                        ----------------------
                                        Name:     Richard A. Lammers
                                        Title: Class A Authorized Signatory


                                   By:  /s/  Scott J. Taylor
                                        --------------------
                                        Name:     Scott J. Taylor
                                        Title:  Class B Authorized Signatory

                                   December 15, 1997